UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Magna International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Subordinate Voting Shares
(Title of Class of Securities)

559222401
(CUSIP Number of Class of Securities)

Jeffrey O. Palmer Executive Vice President Magna International Inc. 337 Magna Drive Aurora, ON L4G 7K1 (905) 726-2462	WITH A COPY TO: Scott M. Freeman Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee
Not Applicable	Not Applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES BOARD APPROVAL OF PREVIOUSLY ANNOUNCED ARRANGEMENT INVOLVING RUSSIAN MACHINES

July 25, 2007, Aurora, Ontario, Canada - Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) today announced that its Board of Directors has approved a definitive Plan of Arrangement and related agreements with respect to the previously announced proposed strategic investment in Magna by Russian Machines, a wholly owned subsidiary of Basic Element Limited.

Rationale

The strategic investment is designed to accelerate Magna’s strategic efforts to capitalize on significant growth opportunities in the growing Russian automotive market as well as other emerging markets. In targeting the Russian market, Magna believes that the best way to minimize risk and maximize return is by working together with an established industrial partner. It also believes that having Russian Machines and its controlling shareholder Basic Element as a strategic partner, with an aligned interest through a significant ownership stake in Magna, will assist Magna in carrying out its expansion strategy in Russia and other emerging markets. Basic Element is one of the largest, privately held industrial conglomerates in Russia and its subsidiary Russian Machines owns a majority interest in GAZ Group, which is Russia’s second-largest automotive manufacturer.

Magna believes that, if implemented, the proposed Arrangement will achieve a greater alignment of interests between the Stronach Trust, which currently controls Magna, Russian Machines and other Magna shareholders and will create “checks and balances” on the exercise of the Stronach Trust’s controlling interest in Magna by virtue of Russian Machines’ Board nomination rights and new corporate governance guidelines that will require certain major transactions to be approved by two-thirds of the Board members. Further, the proposed alliance is designed to preserve the fundamental business philosophies and operating principles that have been the cornerstone of Magna’s success, including Magna’s Corporate Constitution and its Employee Charter.

Overview of Arrangement

The terms of the Arrangement and related agreements are consistent in all material respects with those announced jointly by Magna and Basic Element on May 10, 2007 and will be described in detail in the management information circular/proxy statement (the “Circular”) to be mailed on or about August 1, 2007 to Magna shareholders of record as of July 16, 2007 in respect of the special meeting of Magna shareholders currently scheduled to take place on August 28, 2007 (subject to court approval) to approve the Arrangement. The Circular will contain relevant information concerning the Arrangement, including a description of (i) the definitive transaction terms and conditions, (ii) the Board’s recommendation to shareholders, the factors underlying the Board’s recommendation and a description of the review conducted by the Special Committee of independent directors and its legal and financial advisors, (iii) the shareholder votes and court and regulatory approvals required to carry out the Arrangement, which votes will include a “majority of minority” of the votes cast by holders of Class A Subordinate Voting Shares, voting separately as a class, and (iv) the dissent rights available to “minority” Class B shareholders if the Arrangement includes the proposed buyback of the Class B Shares other than those currently controlled by the Stronach Trust. The remainder of this press release is qualified by the more detailed information appearing in the Circular and shareholders are urged to review the Circular carefully.

Under the terms of the proposed Arrangement, Russian Machines would invest approximately US$1.54 billion to acquire indirectly 20 million Magna Class A Subordinate Voting Shares from treasury. A new Canadian holding company (“Newco”) would hold the respective holdings in Magna of the Stronach Trust and Russian Machines, as well as a portion of the respective holdings in Magna of Donald Walker, Siegfried Wolf, Vincent Galifi, Jeffrey Palmer and Peter Koob (collectively, the “Principals”), all of whom are members of Magna’s executive management. Subject to approval by a majority of the votes cast by “minority” Class B Shareholders, the proposed Arrangement would also involve the purchase by Magna for cancellation of all outstanding Class B Shares not held by the Stronach Trust for Cdn.$114.00 in cash per Class B Share (the “Class B Share Acquisition”). If the Arrangement includes the Class B Share Acquisition, the number of votes attached to the Class B Shares would be reduced from 500 votes to 300 votes per share (the “Class B Share Vote Reduction”).

Upon the completion of the proposed Arrangement, Newco will hold indirectly 726,829 Class B Shares and 20,605,000 Class A Subordinate Voting Shares. Assuming approval of the Class B Share Acquisition, Newco will indirectly hold 100% of the outstanding Class B Shares and approximately 16% of the outstanding Class A Subordinate Voting Shares, collectively representing approximately 68.8% of the total voting power of all the outstanding shares of Magna. In connection with the Arrangement, the Stronach Trust and Russian Machines will enter into certain agreements governing their relationship as shareholders, including the voting of the Magna shares held indirectly by Newco and the terms upon which Russian Machines may elect to withdraw, or the Stronach Trust may cause Russian Machines to withdraw, its investment in Newco and terminate those governance arrangements.

The Principals, the Stronach Trust and Stronach & Co., an associate of Magna’s Chairman, Mr. Frank Stronach, have interests in the Arrangement that are different from other shareholders. Those interests were identified in Magna’s press release dated May 10, 2007 and will also be disclosed in the Circular.

Magna’s Board approval today of the Arrangement and related agreements followed the report and favourable recommendation of its Special Committee of independent directors formed to review and consider the Arrangement and related transactions. In doing so, the Board determined that the Arrangement is in the best interests of Magna and its shareholders and authorized the submission of the Arrangement to holders of Magna’s Class A Subordinate Voting Shares and Class B Shares for their approval as required under applicable law. CIBC World Markets Inc. (“CIBCWM”), the independent financial advisor to the Special Committee, concluded that, as of May 9, 2007 (the date the Board approved the previously announced Transaction Agreement with Russian Machines), the consideration of CDN$114.00 per Class B Share to be offered to each minority holder of Magna’s Class B Shares under the Arrangement is fair, from a financial point of view, to the minority holders of Magna Class B Shares. A copy of the CIBCWM fairness opinion, the factors considered by the Special Committee and Magna’s Board and other relevant background information will be included in the Circular.

Subject to court approval, Magna expects to hold the Special Shareholders’ Meeting on August 28, 2007 in Toronto and expects that the Arrangement, if approved, will become effective in September 2007, subject to receipt of necessary regulatory approvals. The Arrangement will require the approval of shareholders, including:

•
a majority of the votes cast by Magna Class A Subordinate Voting Shareholders and Class B Shareholders (excluding certain “insiders” as defined in the Toronto Stock Exchange Company Manual), voting together as a single class;

•	a majority of the votes cast by the “minority” Class A Shareholders, voting separately as a class; and

•	with respect only to the Class B Share Acquisition, a majority of the votes cast by “minority” Class B Shareholders, voting separately as a class.

Magna and certain parties related to Magna, including its directors and senior officers, may not vote their Class A Subordinate Voting Shares or Class B Shares for the purposes of the “majority of the minority” approval requirements. If the Class B Share Acquisition is not approved by the “minority” Class B Shareholders, but the Arrangement is otherwise approved by the requisite votes of shareholders, then the Arrangement, excluding the Class B Share Acquisition and the Class B Share Vote Reduction, will proceed (subject to the satisfaction or waiver of all other conditions).

The Arrangement requires court approval. Prior to the mailing of the Circular, Magna will obtain an interim court order, which will provide for the calling and holding of the Special Shareholders’ Meeting, the grant of dissent rights to “minority” holders of Class B Shares in respect of the Class B Share Acquisition, and other procedural matters. If the Arrangement is approved by shareholders at the Special Shareholders’ Meeting in the manner required by the interim order, a hearing in respect of a final order will take place to consider, among other things, the fairness of the Arrangement.

Proposed Substantial Issuer Bid

On May 10, 2007, in connection with, and conditional upon completion of, the Arrangement, Magna announced its intention to make a substantial issuer bid to purchase up to 20 million of its outstanding Class A Subordinate Voting Shares. The issuer bid is expected to take the form of a modified “Dutch auction”, whereby Magna will offer a range of prices within which it is willing to repurchase such Class A Subordinate Voting Shares. The issuer bid is expected to be an offer to purchase up to 20 million Class A Subordinate Voting Shares at an aggregate price of not more than $1,536,600,000.  Pricing information and other material terms and conditions are expected to be determined by the Board and publicly announced prior to the Special Shareholders’ Meeting.

About Magna

Magna is the most diversified automotive supplier in the world. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Magna’s capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

Magna has approximately 83,000 employees in 235 manufacturing operations and 62 product development and engineering centres in 23 countries.

For further information, please contact Vincent Galifi at (905) 726-7100.

FORWARD LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding Magna’s future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Magna uses words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna’s expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; Magna will be governed by a board of directors to which the Stronach Trust and Russian Machines will each have the right to appoint an equal number of nominees, in addition to the current co-chief executive officers, with the result that Magna will be controlled indirectly by the Stronach Trust and Russian Machines; Magna’s Russian strategy involves making investments and carrying on business and operations in Russia, which will expose it to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and exit from such arrangements at any time after three years; the possibility that Russian Machines’ lender may require Russian Machines to withdraw its investment in Newco and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines; the conditions precedent to completion of the Arrangement may not be satisfied or, if satisfied, the timing of such satisfaction may be delayed; the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, the delay of the completion of the Arrangement or failure to complete the Arrangement for any other reason. In addition to the risks, assumptions and uncertainties related to the transaction, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by Magna’s customers of any material contracts; Magna’s ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; Magna’s ability to offset price concessions demanded by Magna’s customers; Magna’s dependence on outsourcing by its customers; Magna’s ability to compete with suppliers with operations in low cost countries; changes in Magna’s mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as Magna’s ability to fully benefit from tax losses; other potential tax exposures; the financial distress of some of Magna’s suppliers and customers; the inability of Magna’s customers to meet their financial obligations to Magna; Magna’s ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of Magna’s insurance coverage; expenses related to the restructuring and rationalization of some of Magna’s operations; impairment charges; Magna’s ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against Magna; risks of conducting business in foreign countries; labour union activities at Magna’s facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving Magna’s controlling shareholder, the Stronach Trust; and other factors set out in Magna’s Annual Information Form filed with securities regulatory authorities in the provinces and territories of Canada and its annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, Magna does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

ABOUT ANY TENDER OFFER FOR CLASS A SUBORDINATE VOTING SHARES

In connection with the proposed substantial issuer bid referred to above (which bid is called an issuer tender offer in the United States), shareholders are strongly encouraged to carefully read all offer documents if and when these become available because they would contain important information about the offer. The Magna Board of Directors has not yet approved the terms of any tender offer. This Press Release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares of Magna’s Class A Subordinate Voting Shares. Solicitation of offers to purchase Magna’s Class A Subordinate Voting Shares would only be made pursuant to offer documents that Magna would distribute to its shareholders after filing such offer documents with the applicable securities regulatory authorities.

Any tender offer documents required to be filed in the United States, including Schedule TO and related exhibits, along with all other documents that Magna would be required to file with the Securities and Exchange Commission, would be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling J. Brian Colburn, Magna’s Executive Vice-President and Secretary, at 905-726-2462. In addition, such documents would be delivered without charge to all holders of Class A Subordinate Voting Shares.